October 30, 2014

Michael Clampitt

Senior Staff Attorney

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Longwood Capital Group, Inc.

Amendment to Registration Statement on Form S-1

Filed September 15, 2014

File No. 333-198751

Dear Mr. Clampitt,

The following is the company’s response to your comment letter dated October 7, 2014.

Registration Statement on Form S-1 filed September 15, 2014

Cover Page

1.

In the second paragraph, please state that the securities to be issued in the offering will also be held in escrow by the specified escrow agent.

Disclosure added that the securities to be issued in the offering will also be held in escrow.

2.

In the third paragraph, we note that the Company states that it has “limited” operations. Please revise to state that the Company has “no” operations.

Revised to “no” operations.

3.

In the fourth paragraph, please state that the Company has not identified any acquisition candidates as of the date of the filing.

Disclsoure added that the Company has not identified any acquisition candidates as of the date of the filing.

Summary Information and Risk Factors, page 6

4.

We note that Underhill Securities Corp is acting as “Trust Agent” for the offering. Please tell us and revise the filing to clarify whether Underhill will also act as “Escrow Agent” and explain any difference between the two roles. Please also clarify Wells Fargo’s role in the offering. Make corresponding revisions where necessary, including on page 20.

Clarified that Underhill Securities Corp is acting only as a Trust Agent. Clarified that Wells Fargo is Underhill’s bank.

Business Overview, page 7

5.

Reconcile the first sentence with the cover page as one indicates Nevada incorporation and this page and page 23 indicate Florida incorporation.

Revised to clarify Florida corporation.

Risk Factors

6.

Some of your risk factors state that you cannot provide “assurance” of a certain outcome when the real risk is not your inability to provide assurance, but the underlying situation. Please revise this and similar language to describe the real risks of the transaction.

Revised to remove the relationship to the ability to provide assurance.

7.

Please include a risk factor discussing the risks associated with the fact that the Company has not specified any industry or industries from which an acquisition candidate may come.

Additional risk factor added.

8.

Revise to add a risk factor regarding the risk that Mr. Meadows may incur debts or other obligations on behalf of the Company and that the trust fund may be liable for those debts or obligations resulting in no funds available to pay investors or return funds to those not reaffirming their investment.

The funds are held in trust on behalf of the investors. They are not available to creditors of the corporation until after the reconfirmation offering to the extent that investors reaffirm their investment.

Use of Proceeds, page 17

9.

We note that the Company will seek the release of 10% of the offering proceeds from escrow, as permitted by Rule 419. Please specify the Company’s planned use of these proceeds in this section, as required by Item 504 of Regulation S-K.

Disclosure added that any funds released will be utilized for costs of seeking and executing an acquisition.

10.

We note in the table that, in addition to the $1,500 trust fee, underwriting discounts and commissions are deducted from “Total Offering Proceeds” to determine “Net Offering Proceeds”; however, no itemized disclosure of this deduction is included in the table. Please revise to include underwriting discounts and commissions in the table.

There are no underwriting discounts or commissions in this offering. Reference deleted.

11.

It appears that the Company plans to withhold the underwriting discounts and commissions from the amount to be placed in escrow. However, as Mr. Meadows is an affiliate for purposes of Rule 419(b)(2), the withholding of such discounts and commissions is inappropriate. Please confirm that these funds will be placed in escrow and revise the prospectus to state as much.

There are no underwriting discounts or commissions in this offering. Reference deleted.

Plan of Distribution, page 19

12.

We note that Mr. Meadows is an underwriter for purposes of the offering. Please include all information required by Item 508 of Regulation S-K as it pertains to him, including, but not limited to, details regarding the compensation he will receive for providing underwriting services.

There are no underwriting discounts or commissions in this offering. Mr. Meadows will receive no compensation for this offering.

Information with Respect to the Registrant

Market P rice and Divide nds on the Issu er’s Com mon S tock, page 24

13.

We note on page 32 that the Company issued 8,000,000 shares of common stock to Mr. Meadows for $13,300 on July 1, 2014. Please disclose this transaction here.

Disclosure added here.

Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Oper ations

Plan of Operation, page 25

14.

We note your statement that the Company will obtain audited financial statements of a target entity. Please revise this statement to specify that such financial statements will be obtained only after a letter of intent is signed or an agreement is reached with the target entity, as stated in your risk factor on page 11. Make corresponding revisions where appropriate.

Revised for consistency.

Background of Directors, Executive Officers, Promoters and Control Persons, page 30

15.

Please specify the type of consulting work Mr. Meadows does and briefly describe the business operations of TriNexus. Additionally, disclose what the “MSM” and “ABD” titles represent.

TriNexus – Financial managing and consulting for private companies that want to go public. Currently it is inactive.

MSM – Masters of Science in Management

ABD – All But Dissertation (with regard to PhD)

Security Ownership of Certain Beneficial Owners and Management, page 31

16.

Please revise the footnote to also disclose the percentage assuming only the minimum sold.

Revised to include only the minimum being sold.

Sincerely,

/s/ Roy J. Meadows

Roy J. Meadows

President

Longwood Capital Group, Inc.